

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 7, 2008

Daymon Bodard,
President and Chief Executive Officer
Nova Energy, Inc.
2050 Russet Way, Suite 190
Carson City, NV 89703

**Re: Nova Energy, Inc.
          Amendment 1 to Registration Statement on Form 10
          Filed October 8, 2008
          File No. 0-27693**

Dear Mr. Bodard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where we will find your responsive changes in the marked version of the amendment you file. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make additional revisions as appropriate.

2. We note that you filed a Form 15 in April 2006 to terminate the registration of your common stock under the Securities Exchange Act of 1934 (the "Exchange Act") and

the corresponding periodic reporting requirement. At that time, your reports were severely delinquent. More than three years had elapsed since December 2002, the last time you filed a required report. In addition, we note the letter from the SEC's Office of Enforcement Liaison to Mr. Daymon Bodard dated September 14, 2004, in which we alerted you to the fact that you were not in compliance with your obligations under the federal securities laws and that terminating your registration would not satisfy the requirement to file all periodic reports due on or before the date you filed the Form 15. Please explain why you believe you should not have to file all the periodic reports that were due on the date you filed the Form 15 and ninety days after the filing of the form. Please revise your cover page and risk factor section to provide disclosure regarding your failure to comply with the reporting requirements of the Exchange Act, or otherwise, explain why you believe that disclosure of your historical failure to comply with the federal securities laws is immaterial to a reasonable investor's decision to invest in your company.

3. Given that your registration statement was effective on October 20, 2008, sixty days after filing, your first interim report on Form 10-Q is due by December 4, 2008.

4. Please amend the format of your electronically filed registration statement to comply with the specifications of Regulation S-T. For assistance in this regard, you may contact the Division of Corporation Finance's IT department at 202-551-3600.

Description of Business

Business Development, page 3

5. Expand the description of the development of your business. Include an analysis of the facts and circumstance surrounding (1) the company's decision to transition from the notebook computer support services industry to the oil and gas exploration industry and (2) the wholesale resignation of management and the selection of Daymon Bodard as the company's sole officer and director. In addition, describe what business, if any, the company conducted from the time of Mr. Bodard's appointment to the time of the filing of the present registration statement.

6. Please further discuss PCSupport.com, Inc.'s failure to file reports timely, which resulted in its delisting from the OTCBB. Also identify the type of reports that were untimely filed and discuss whether the failure to file resulted in the violation of any federal or state law.

7. We note your statement that you "filed a Form 15 voluntarily terminating [y]our obligations pursuant to Rule 12(g)." Please revise this statement to clarify that you filed the Form 15 to terminate your obligation to file reports under Section 13(a) of the Exchange Act and that the filing of the form did not terminate your obligation to file reports already delinquent and reports that were required to be filed ninety days following the filing of the form.

Current Business Operation, page 3

8. Please specify when you began to operate your current business.

9. We note your reference to certain working interests in wells located in Texas. Please provide a cross-reference to a section of the filing where you discuss the properties in further detail.

10. Please clearly describe the nature of your business and your business plan, avoiding general statements of intent. For instance, instead of stating that you "expect to position the Company for expanded growth," explain how you intend to accomplish that growth. We also note the reference to certain "strategic objectives." Explain how each of those objectives fit within your business plan. Please describe the new technology you may apply and the reasons why you believe it may be available to you. Also discuss why you believe that "current engineering reports, well logs, site visits and the history and long-term experience of the operating company" show that key areas in Texas are commercially viable. Please identify those "key areas" and discuss why you believe that you may be able to capitalize on their commercial viability.

11. Carefully review your disclosure and provide, as applicable, the information required by Item 101(h) of Regulation S-K. In this regard, we note that you represent having generated revenues in 2007 and 2008, but it is unclear how you generated those revenues.

12. We note that in Note 4 to the Financial Statements, you disclose that you conducted a reverse stock split at a ratio of 1 for 10. Please discuss the reasons for conducting the reverse split in this section.

13. We note that you are considering conducting business with REO Energy and others, as noted in the Risk Factor section on page 4. Please discuss in more detail these plans and disclose whether you anticipate entering into or you have entered into any binding agreements in connection with these plans.

Risk Factors, page 4

14. Please avoid language that mitigates or qualifies the identified risk. Describe the risk directly and plainly. We note statements such as "we cannot assure" and "there can be no assurance."

15. Please ensure that all your subheadings describe the risk discussed in the text of the risk factor as well as the facts giving rise to the risk. In this regard, we note the following subheadings:

   - Title to oil and gas properties;
   - Government Regulation;
   - Permits and Licenses; and
   - Uninsurable Risks.

16. Supplement your risk factors section by adding new risk factors that address your lack of profitable operations in recent periods, the auditor's doubts about your ability to continue as a going concern, and the lack of a robust market for your common stock.

Potential conflicts of interest may divert the attention of our directors, officers and/or contractors from our business or affect their ability to dedicate their full attention to our business and exploration program, page 5

17. Please tailor your risk factors to your specific situation. In this regard, we note that you refer to certain "directors and officers," although you only have one officer and director. Recast the entire text of the risk factor to discuss the risk in light of your board of directors consisting of only one member. It appears that since 2002, your company has had only one principal employee, Mr. Bodard, who serves as the sole officer, director, and employee. Please reconcile this with your statements concerning board voting and the establishment of a special committee of independent directors. For example, you state that when a director has a conflict, he will abstain from voting for or against a proposal. Explain how you would be able to participate in a venture with another company with which Mr. Bodard is affiliated. It appears that the board of directors would not be able to act because your conflict of interest policy would force Mr. Bodard to abstain from voting for or against the proposition. This comment also applies to the section titled "Certain Relationships and Related Transactions" on page 10.

We depend on key personnel for our commercial success, page 6

18. Please describe for us those aspects of Mr. Daymon Bodard's expertise that make him so essential to your operations. We may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

19. Please provide a brief overview of your operations to enable readers to consider your financial results in context.

20. Please provide an appropriate caption for the discussion describing the results of your operations. Carefully review the relevant disclosure and revise it to clearly explain the reasons for changes in your results compared to the prior year's results. For example, it is unclear how the company's investment of an additional $75,000 resulted in an increase in its losses from $190,201 for 2007 to $762,654 for 2008 or why the general and administrative expenses for 2008 increased compared to the expenses for 2007.   Also ensure that your discussion accurately reflects your results as presented in your financial statements. In this regard, we note that while in the financial statements you report negative stockholders' equity for 2008 and 2007, your disclosure in this section indicates otherwise.

21. Please supplement your disclosure by providing a discussion and analysis of your liquidity and capital resources, as required by Item 303(a)(1) and (2) of Regulation S-K.

22. Discuss how you plan to meet your liquidity needs over the next twelve months. Also explain why you believe that "sufficient funding will be available from additional related party borrowing."

23. We note your reference to a "merger" and the statement, "[T]here can be no assurance that the company will be able to obtain sufficient funds to continue the development of its software products and distribution networks." Please clarify this disclosure or, if extraneous, remove it. If you are contemplating a merger, please discuss in some detail those plans. If you are in fact developing software and networks, please update your "Current Business Operation" section on page 3 to reflect this activity.

24. Please expand your discussion to more thoroughly address significant changes in financial statement line items for the year ended June 30, 2008 vs. the year ended June 30, 2007. For example, it would be helpful to indicate the periods and declining rates of production, and cessation that appear to be associated with the decline in revenues; and to address the loss on sale of assets, clarifying whether this was your producing property, the reason for disposing of the property, and indicating the terms and date of the transaction. We suggest that you read the guidance in Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of Regulation S-K, and FRC §§501.12.b.3 and 12.b.4., for further clarification. If attributing changes to specific items, please disaggregate amounts in each period and quantify their separate impacts.

Additionally, please expand your discussion on Liquidity and Capital Resources to explain the material changes in cash flow from operating, investing, and financing activities. Please read the guidance in Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to paragraph 303(a) of Regulation S-K, and FRC §§501.13.b.3 and §§607.02.

25. Please expand your disclosure to describe any off balance sheet arrangements, as required by Item 303(a)(4) of Regulation S-K, or indicate if you have none.

Description of Property, page 9

26. Please provide more detailed information concerning the wells in which you hold working interests, including the percentage of your interest, maps of the wells' location, and more comprehensive production data. We also refer you to Industry Guides 2 and 4.

27. Please discuss how you raised the $375,000 that was applied to the July 2006 acquisition of the Inglish #1-H working interest. Also, disclose, as you have in the notes to the financial statements, that the $564,500 to fund additional working interests in an oil well in the Barnett Shale area came from the company's sole officer and director, Daymon Bodard. Omitting this piece of information could lead a reasonable person to believe that the company was able to attract a sizable investment from outside sources based on the strength of the company, when in fact the money came from an affiliated party.

Directors, Executive Officers, Promoters and Control Persons, page 9

28. The biographical disclosure for Mr. Bodard appears to contradict disclosure in the current report on Form 8-K that was filed on December 30, 2002. For example, in the 2002 report, Mr. Bodard is listed as (1) having an "in-Company sales and marketing degree," (2) being the area manager for Rothman's Tobacco Company from 1980-86, (3) being the national distributor for Successful Money Management from 1986-95, and (4) founding MSI in 1995. However, in your current registration statement, Mr. Bodard is listed as (1) having "a university degree in Business Administration and Management," (2) being an "[i]ndependent business owner with operations in the natural resources industry" from 1982-90, (3) being the "National Sales Manager for International Tobacco Company" from 1990-94, and (4) being the president of MSI since 1994. Please provide an explanation reconciling the explicit contradictions in these two disclosures.

29. Please disclose the amount of professional time that Mr. Bodard devotes to the operations of the company.

Executive Compensation, page 10

30. Please provide the executive compensation disclosure for the past three fiscal years. Also discuss in detail the factors considered in setting Mr. Daymon Bodard's salary at $5,000. Refer to Item 402(o) of Regulation S-K.

31. If Mr. Bodard receives any type of compensation for serving as director, please

include the table in Item 402(r) of Regulation S-K, as well as a narrative description of any material factors necessary to an understanding of his compensation as director.

Certain Relationships and Related Transactions, page 10

32. Given that a single individual currently performs the role of director and officer at your company, please discuss how you will ensure that the mechanism for addressing potential conflicts of interest will be effectively implemented.

33. We note your statement that "none of our directors or officers . . . has any material interest, direct or indirect, in any transaction since our incorporation." In fact, Mr. Bodard, your sole officer and director, transacted with the company to execute a note in the amount of $564,500 in 2006. Please explain why you believe this should not be disclosed as a related party transaction.

Recent Sale of Unregistered Securities, page 11

34. On page 9 of your registration statement, you disclose that the company received $564,500 "[a]s a result of a private transaction." Presumably you are referring to the convertible promissory note dated August 26, 2006, which is filed as Exhibit 10.5 and lists Nova Energy, Inc. as the maker and Daymon Bodard as the payee. Because this note was unregistered, as was the common stock underlying the conversion, it appears that this was the sale of an unregistered security. Please amend your registration statement to include the disclosure required by Item 701.

Indemnification of Officers and Directors, page 11

Bylaws, page 12

35. We note that the quoted fragment includes a reference to the Delaware General Corporation Law. You are incorporated in Nevada and presumably subject to the Nevada corporation law. Accordingly, please revise you disclosure to cite the correct governing law.

Statement of Operations, page 16

36. Your Statement of Operations presents a date of inception of December 31, 2002, however, your disclosure on page 3 indicates that you incorporated and commenced operations on April 17, 1999. Please revise your disclosures and financial statements as necessary to resolve this inconsistency. If the earlier date is the actual inception date, you may need to amend your financial statements to include the earlier periods in the cumulative-from-inception amounts to comply with paragraph 11 of SFAS 7.

37. We note that you report a $506,589 Loss on Sale of Assets within your Statement of

Operations. Please disclose the nature, terms, and conditions of the sale, including identification of the assets sold, amount and form of consideration received, and method of determining the loss. Additionally, identify the party to whom the assets were sold and describe your relationship with that party; explain how you determined that the amounts received represented fair value, if that is your view; and tell us how this loss relates to the $675,000 investing cash inflow that you report in your Statement of Cash Flows; and the reason the loss does not appear as a reconciling item in the operating section.

38. Your disclosure of the weighted average number of shares for the fiscal year ended June 30, 2007 of 34,155,843 shares appears to be inconsistent with share information disclosed in your Statement of Stockholders' Equity and in other disclosures of share information in the financial statements. Please amend your disclosure to present the correct weighted average number of shares in your Statement of Operations.

Statement of Stockholders' Equity, page 17

39. Please address the following points regarding your Statement of Stockholders' Equity:

- You do not present equity transactions for all periods from inception-to-date, contrary to the guidance in paragraph 11(c) of SFAS 7. Please amend your Statement of Stockholders' Equity to include all periods since inception.

- You include equity balances at the end of various quarterly interim periods, which is inconsistent with reporting annual financial statements. Please amend your statement to include balances as of the end of the annual periods only.

Additionally, expand your disclosure in Note 7 at page 22 to include details about significant equity transactions that are presented in your Statement of Stockholders' Equity. As an example, you should explain the transaction labeled "Sept 2006, Conv. Promissory Note – D. Bodard," and include details sufficient to understand how the $458,100 debit in equity fairly reflects the economic substance of the arrangement.

Note 5 – Related Party Transactions, page 22

40. Please disclose the terms of the convertible promissory notes, including details such as which party has the option to exercise conversion; the number of shares issuable under this provision at the balance sheet date; the manner of determining that figure; and the circumstances under, and time periods over, which conversion may be elected.

Financial Statements and Exhibits, page 23

41. We note that you have incorporated by reference certain documents that were

included in the Form 10-SB12(g) filed on October 18, 1999. Given that you terminated your reporting obligations triggered by the effectiveness of that form, it does not appear appropriate to incorporate by reference exhibits filed with that form. Please file the exhibits or tells us why you believe it is adequate to incorporate the documents by reference.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Lucas at (202) 551-5798 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Lucas
        C. Moncada-Terry